EXHIBIT 99.2 NR 22jan13

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE January 22, 2013
CANADIAN ZINC SUBMITS FINAL RESPONSES TO WATER BOARD AHEAD OF PUBLIC HEARING

Vancouver, British Columbia, January 22, 2013 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to report that on January 18th, 2013 the Company filed its’ written Responses to the Interventions previously submitted to the Mackenzie Valley Land and Water Board by various government departments and other parties on January 11, 2013 in reference to the Company’s application for a Water Licence for the operation of the Prairie Creek Mine in the Northwest Territories.

The permitting process is being conducted by the Mackenzie Valley Land and Water Board (“MVLWB” or the “Board”), and the Response submission is the last document to be filed prior to the upcoming Public Hearing scheduled for the end of January.

Written Interventions were filed on January 11, 2013 by Aboriginal Affairs and Northern Development Canada (“AANDC”), Parks Canada, Nah?a Dehe Dene Band, Canadian Parks and Wilderness Society, and a Joint Intervention by Fisheries and Oceans Canada and Environment Canada. Most of the Interventions relate to water management and include many recommendations made by the various government departments.

The main purpose of a Water Licence is to regulate the discharge of water to the environment via the application of licence terms and conditions and the establishment of effluent quality criteria (“EQC”).  In its responses, filed January 18, 2013, Canadian Zinc reiterated its proposals and recommendations with regard to regulating the discharge of water into the environment.

CZN has proposed a water management plan that includes real-time flow monitoring of the Prairie Creek stream, and discharge of treated mine water and treated process water according to a ‘load-based’ approach. In this approach, the volume and the blend of discharge (comprised of treated mine water and treated process water) are varied according to the actual flow volumes in the receiving stream. In so doing, site-specific water quality objectives can be met, and there is no significant negative impact on the receiving environment (see Canadian Zinc press release January 8, 2013).

CZN has proposed Site Specific Water Quality Objectives (“SSWQO”) that have been derived from studies carried out according to the Framework process presented to the Mackenzie Valley Environmental Impact Review Board prior to the conclusion of the Environmental Assessment (EA0809-002) in 2011 and ecological risk assessments (ERA) filed October 2012 and a recent ERA addendum. CZN’s proposed SSWQO take into account the proposed implementation of the optimal additional water storage option, and the best enhanced process water treatment option.

The SSWQO proposed by CZN are all consistent with the Guidelines adopted by the Canadian Council of Ministers of the Environment (CCME), with many well below (better), a few equal to the Guidelines. In its Report of Environment Assessment and Reason for Decisions,  issued in December 2011 the Mackenzie Valley Environmental Impact Review Board noted that use of the CCME Guidelines “has been the most commonly used approach in the regulation of mining effluent in the Northwest Territories and Canada and is generally accepted as a highly protective approach.

Public Hearings to be Held This Month

The Water Board has issued a Notice of Public Hearings (the “Hearings”) to be held in Fort Simpson on January 29-31, 2013 and in Nahanni Butte on February 1, 2013. The Hearings, conducted by the Water Board, are prescribed under the Mackenzie Valley Resource Management Act, and provide an opportunity for local communities and members of the public to participate and have a say in the permitting process.

Draft Licence and Draft Permits Anticipated in February

In September 2012, the Water Board issued a revised Work Plan and Schedule indicating that, following the Hearings, a draft Water Licence and draft Land Use Permits will be issued by late-February 2013 for comment. Following receipt of comments and any permit revisions, the draft licence and permits, with conditions, will be formally considered by the Water Board. Following approval, the licence will be forwarded to the Federal Minister of AANDC for final authorization, which is anticipated in June 2013.

Further detailed information on all regulatory correspondence and documents are posted on the MVLWB website public registry at: http://www.mvlwb.ca/mv/registry.aspx under the various CZN permit application numbers.

About Canadian Zinc

Canadian Zinc is a Toronto-listed exploration and development company.  The Company’s key project is the 100%-owned Prairie Creek zinc, silver and lead project located in the Northwest Territories, Canada. The Prairie Creek Project contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver. In addition, Prairie Creek hosts an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver. (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012).

A Pre-Feasibility study completed by SNC Lavalin in June 2012 indicates a pre-tax net present value (“NPV”) of $253 million using an 8% discount, with an internal rate of return (“IRR”) of 40.4% and payback period of 3 years using long-term metal price projections of $1.00/lb zinc, $1.00/lb lead and $26.00/oz. silver, based on the Mineral Reserve alone.

Canadian Zinc holds a 100% interest in the South Tally Pond VMS project, along with other property interests in central Newfoundland, through the Company’s acquisition of Paragon Minerals Corporation in September 2012.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.